MAIL STOP 3561

      November 10, 2005

Mr. Raju Panjwani, Chairman
Phoenix India Acquisition Corp.
711 Fifth Avenue, Suite 401
New York, New York 10022

Re:	Phoenix India Acquisition Corp.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed October 18, 2005
		File No. 333-128008

Dear Mr. Panjwani:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General
1. Tell us the factors you considered in determining to value this offering at $100,000,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $90,800,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on July 13, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of
Phoenix India Acquisition Corp. Given management`s extensive and high-level experience in your target industry and in India generally, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Prospectus Summary
2. Under "Offering proceeds to be held in trust," include
disclosure
in the bullet points regarding the option grants.
3. You disclose on page 22 that you believe the excess working capital will be sufficient to cover reimbursement costs. The disclosure under "Offering proceeds to be held in trust" on page six states that your post-combination board will make determinations with
respect to reimbursement of expenses. Please reconcile these statements or distinguish the "reimbursement costs" referenced on page 22 from the "reimbursement of expenses" referenced on page six.
4. Under "Escrow of existing stockholders` shares" and in risk factor
12, please elaborate on what you mean by "change in control" and discuss the likelihood that a business combination may be structured as a change in control and the impact that release of existing stockholders` shares from escrow prior to one year following a business combination will have. With respect to the latter, disclose the reasons for requiring escrow of such shares for a period of one
year following a business combination in the first place. The disclosure in the conflicts of interest section should highlight this
change in control provision.   Finally, please advise where this
provision is set forth in the agreement.

Risk Factors, page 9
5. Affirmatively state in risk factor 10 whether any of your officers, directors, or affiliates have ever been associated with blank check companies. See prior comment 15 to our letter dated September 30, 2005.
6. It is the 14th risk factor that seems common to all business, in particular to all small businesses, and we suggest that it be deleted.
Proposed Business, page 28
7. We note your revised disclosure in response to prior comment 21 to our letter dated September 30, 2005 regarding your follow-on acquisition strategy. As requested, elaborate on this strategy by discussing the types of target companies and product offerings you will seek, the manner in which such targets will increase your market share, the relevant characteristics of such targets, and the manner in which the transaction(s) will be financed and structured. Disclose whether any such targets have already been identified and whether or not any such targets are or will be associated with any of your existing shareholders or affiliates thereof. To the extent they will be or may be (as the disclosure suggests), provide a discussion of any and all affiliated entities that might satisfy your post-business combination criteria. Indicate whether such an acquisition strategy will be a term of any potential business combination, including whether you already have specific targets, or otherwise, in mind. If it will not be a term of a potential business combination, explain the basis for discussing such a strategy at this juncture. Please note that we are note necessarily requesting that you remove the subject disclosure.
Management, page 40
8. The disclosure regarding the litigation involving Mr. Phansalkar should fully discuss the facts and circumstances surrounding the claims, the final disposition of the claims and the amount, nature and status of any judgment(s) rendered. If federal securities laws were involved, please so state.

Conflicts of Interest, page 42
9. On page 43, please elaborate on your officers and directors` "multiple business affiliations" and identify the same. Identify the
"multiple entities" and fully discuss their "similar legal obligations" and "other fiduciary obligations."
10. We note that you have agreed not to consummate a business combination with an entity which is affiliated with any of your executive officers unless you obtain an opinion from an independent investment banking firm that the business combination is fair to your stockholders from a financial point of view. Please discuss whether you will seek an opinion from an independent investment banking firm that the business combination is fair to your stockholders from a financial point of view should you decide to consummate a business combination with an affiliated entity as part of your follow-on acquisition strategy.
Principal Stockholders, page 41
11. As requested in comment 24 to our letter dated September 30, 2005, prior to going effective, supplementally confirm that you have no intention of increasing the offering size.
12. Please also address the applicability or inapplicability of Regulation M in the context of the warrant purchase agreements contained within your registration statement. In this regard, we request that you inform the staff how the warrant purchase agreement satisfies all of the conditions and representations set forth in the
Key Hospitality Letter.
13. We note that your officers and directors have arranged for financing of up to 70% of the purchase price of their warrant purchase commitments and that some portion of the units then owned by them will be transferred to the funding party as a fee, but that the units and underlying common and warrants will be subject to the same lock-up and voting restrictions as other securities owned by your officers and directors. Please explain to which lock-up and voting restrictions you are referring.
Financial Statements

Note 6 - Commitments and Contingencies, F-11
14. We read your response to prior comment 34 in our letter dated
September 30, 2005; however, we do not see where you have added disclosure of the aggregate fair value of the UPO as you have asserted. Please revise or advise.

Part II

Item 15. Recent Sales of Unregistered Securities
15. Please disclose the exemption from registration of the units issued on July 22, 2005 and the options issued on August 16, 2005 and provide the basis for such exemption.

Item 16.  Exhibits and Financial Schedules
16. Exhibit 5.1 is not signed. Please file an executed legality opinion.
17. Exhibit 10.8 indicates that either Rodman or an independent broker-dealer will purchase the warrants pursuant to the 10b-5(1) plan. Please revise to clarify which it will be. If Rodman, how can you ensure that the warrant purchases will be made without access to or knowledge of non-public information given that you have granted Rodman the right to have its designee present at all meetings of your board of directors.
18. Exhibit 10.9 applies to the following shares of common stock: shares acquired in the IPO; shares acquired upon exercise of options currently held; and shares purchased in the aftermarket. The agreement does not appear to cover the 3,125,000 units issued prior to the IPO. Please revise the agreement and file an executed copy.
19. The option agreement filed as exhibit 10.10 was not signed.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Mitchell S. Nussbaum, Esq.
	Fax: (212) 407-4990

	Arthur S. Marcus, Esq.
	Gersten Savage, LLP
	600 Lexington Avenue
	New York, NY 10022

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Mr. Raju Panjwani
Phoenix India Acquisition Corp.
November 10, 2005
P. 1